July 16, 2014

Securities and Exchange Commission
100 F Street NE,
Washington, D.C. 20549

Re:	Calvert Management Series File Numbers 002-69565 and 811-03101

Ladies and Gentlemen:
As counsel to Calvert Investments, Inc., it is my opinion that the securities being registered by this Post-effective Amendment No. 70 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Management Series (the "Fund"), including its Declaration of Trust, its By-Laws, other original or Photostat copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion.
Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 70 to its Registration Statement.
Sincerely,
/s/ Lancelot A. King
Lancelot A. King
Associate General Counsel